FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2004

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F _____X_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: September 3, 2004	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE

September 3, 2004

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

WHEATON BOARD RECOMMENDS SHAREHOLDERS REJECT COEUR OFFER AND NOT TENDER WHEATON SHARES TO THE COEUR OFFER

Wheaton River Minerals Ltd. (“Wheaton”) today announced that the Board of Directors of Wheaton unanimously recommends that Wheaton shareholders REJECT the offer to purchase all of the outstanding Wheaton shares made by Coeur d’Alene Mines Corporation (“Coeur”) and its affiliates on August 23, 2004 and that shareholders NOT TENDER their Wheaton shares to the Coeur offer.

The Board decision followed receipt of a recommendation by the Special Committee of the Board.  The Board and the Special Committee also relied upon, among other things, the opinion of Orion Securities Inc. that states, subject to the assumptions and limitations contained therein, that the consideration that Coeur is offering is inadequate from a financial point of view to Wheaton shareholders.  The Board’s recommendation, the Special Committee’s assessment of the Coeur offer and its reasons for the recommendation that shareholders reject the Coeur offer will be set out in a Directors’ Circular to be mailed to Wheaton shareholders.

The principal reasons for the conclusion and recommendation of the Special Committee and the Board are as follows:

a)

There are no financial or strategic benefits to Wheaton or the Wheaton shareholders under the Coeur offer and a business combination with Coeur is not in the best interests of the Wheaton shareholders.

b)

The Coeur offer is financially inadequate and highly dilutive.

c)

Coeur has a lengthy history of significant net losses and has experienced negative cash flow from operating activities over the past five and one-half years.

d)

Coeur has not had sufficient earnings to cover its fixed charges (i.e. interest and preferred stock dividends) in each of the last five years.

e)

Coeur’s development properties are subject to significant risks and its existing mines are nearing the end of their mine life.

f)

The pro-forma debt-to-equity ratio of the combined Coeur/Wheaton company proposed by Coeur will present an increased financial risk and a riskier capital structure than Wheaton and peer group companies.

g)

Coeur has financed its operations through the use of convertible debt resulting in significant potential dilution.

h)

The Coeur offer requires Coeur shareholder approval and is highly conditional.

i)

The technical reports Coeur has filed prior to the date hereof relating to the San Bartolomé project fail to provide important information.

j)

The value of the Coeur offer is not Cdn$5.47 per share.  The value of the Coeur offer (based on the Coeur share closing price on September 1, 2004) for Wheaton shareholders who elect the “all share” option is Cdn$3.84 per Wheaton share, Cdn$4.13 per Wheaton share if all Wheaton shareholders elect the “cash and share” option, and Cdn$4.06  per Wheaton share if the “in-the-money” options and warrants are taken into account.  The cash portion of the Coeur offer is less than Cdn$5.47 per share and could be significantly less than Cdn$1.00 per share.

k)

The Board and the Special Committee have serious reservations about the ability of the management of Coeur and do not recommend that Wheaton shareholders become shareholders of the combined Coeur/Wheaton company that would be controlled by the management of Coeur.

Shareholders are advised to read the full explanation of the reasons for the Board’s recommendation in the Directors’ Circular.

If a Wheaton shareholder has already tendered any Wheaton shares under the offer, such shareholder is advised to withdraw them immediately.  Wheaton shareholders who have deposited Wheaton shares under the Coeur offer and who wish to obtain advice or assistance in withdrawing their Wheaton shares are urged to contact Kingsdale Shareholder Services Inc., toll free at 1-866-749-5464.

In connection with its response to Coeur’s offer, as soon as practicable, Wheaton will file a Schedule 14D-9 with the U.S. Securities and Exchange Commission today.

Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements”.  Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Wheaton River to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F as on file with the Securities and Exchange Commission in Washington, D.C.  Although Wheaton River has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact Wheaton River Minerals Ltd. Investor Relations at 1-604-696-3011 or email at ir@wheatonriver.com or visit www.wheatonriver.com.